Quadra Projects Inc.

6130 Elton Avenue, Las Vegas, Nevada, 89107 Phone: 1-888-597-8899 Fax: 604-697-8898 Email: genera@quadraprojects.com

October 13, 2009

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention: Lynn A. Dicker – Division of Corporate Finance

Dear Ms. Dicker:

Re:	Quadra Project Inc. (the “Company”) Form 10K/A Filed on September 14, 2009 File No. 000-53156

Thank you for your letter dated September 29, 2009. Our response to your comments is as follows:

1.	As suggested in paragraph 9 and 10 of PCAOB Standard No.6, an explanatory paragraph has been added to the accountant’s opinion. With this added paragraph in the audit opinion and the restatement footnote, the disclosure is deemed adequate, satisfying the disclosure requirements in paragraph 9 and 10 of that Standard. The date of the auditor's opinion was not changed after considering AU 711 and AU 530 on "The Dating of Accountant's Opinion."

2	The Company has revised its previous statement to indicate the disclosure controls were not effective as of November 30, 2008 as a result of restatements disclosed in Note 3 of our financial statements.

3.	The Company does not have a material weakness in its system of internal control. The error that caused the need for a restatement was the result of a misunderstanding on the part of the auditor. The lines of communication between the Company and its auditor have been strengthened and the Company does not expect any reoccurrences of the problem.

The Company will be filing an amended Form 10K/A by Monday, October 19, 2009.

The Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in review of the Company’s filings or in response to comments on the Company’s filings.

Thank you. Yours truly, Quadra Projects Inc. /s/ Claude Diedrick Claude Diedrick President